SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)1

Royal Group Technologies Limited

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

779915 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 779915 10 7	13G	Page 2 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) De Meneghi Holdings Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power N/A
	(6)	Shared Voting Power 6,797,444 Subordinate Voting Shares
	(7)	Sole Dispositive Power N/A
	(8)	Shared Dispositive Power 6,797,444 Subordinate Voting Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,797,444 Subordinate Voting Shares
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 7.3%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 779915 10 7	13G	Page 3 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) 1412425 Ontario Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power N/A
	(6)	Shared Voting Power 6,797,444 Subordinate Voting Shares
	(7)	Sole Dispositive Power N/A
	(8)	Shared Dispositive Power 6,797,444 Subordinate Voting Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,797,444 Subordinate Voting Shares
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 7.3%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 779915 10 7	13G	Page 4 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lorenzo De Meneghi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 2,140 Subordinate Voting Shares
	(6)	Shared Voting Power 6,797,444 Subordinate Voting Shares
	(7)	Sole Dispositive Power 2,140 Subordinate Voting Shares
	(8)	Shared Dispositive Power 6,797,444 Subordinate Voting Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,799,584 Subordinate Voting Shares
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 7.3%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 779915 10 7	13G	Page 5 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Filomena De Meneghi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power N/A
	(6)	Shared Voting Power 6,797,444 Subordinate Voting Shares
	(7)	Sole Dispositive Power N/A
	(8)	Shared Dispositive Power 6,797,444 Subordinate Voting Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,797,444 Subordinate Voting Shares
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 7.3%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 779915 10 7	13G	Page 6 of 9 Pages

Preliminary Note:  This Amendment is being filed to reflect a change in the controlling persons of De Meneghi Holdings Limited as well as a sale of 884,759 shares of Issuer’s Subordinate Voting Shares by De Meneghi Holdings Limited.

Item 1 (a)	Name of Issuer:
Royal Group Technologies Limited
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Royal Gate Boulevard Woodbridge Ontario, Canada L4L 8Z7
Item 2 (a)	Name of Person Filing: De Meneghi Holdings Limited 1412425 Ontario Limited Lorenzo De Meneghi Filomena De Meneghi
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
c/o Lorenzo De Meneghi 30 Pennsylvania Avenue Unit 16, Concord, Ontario, Canada L4K 4A5
Item 2 (c)	Citizenship: Canadian
Item 2 (d)	Title of Class of Securities: Subordinate Voting Shares
Item 2 (e)	CUSIP Number:
779915 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 779915 10 7	13G	Page 7 of 9 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
De Meneghi Holdings Limited: 6,797,444 Shares 1412425 Ontario Limited: 6,797,444 Shares Lorenzo De Meneghi: 6,799,584 Shares Filomena De Meneghi: 6,797,444 Shares
(b)	Percent of Class:
De Meneghi Holdings Limited: 7.3% 1412425 Ontario Limited: 7.3% Lorenzo De Meneghi: 7.3% Filomena De Meneghi: 7.3%
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

Lorenzo De Meneghi: 2,140 Shares

(ii)    Shared power to vote or direct the vote:

De Meneghi Holdings Limited:  6,797,444 Shares
1412425 Ontario Limited:  6,797,444 Shares
Lorenzo De Meneghi:  6,799,584 Shares
Filomena De Meneghi:  6,797,444 Shares

(iii)   Sole power to dispose or to direct the disposition of:

Lorenzo De Meneghi: 2,140 Shares

(iv)    Sole power to dispose or to direct the disposition of:

N/A

Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 779915 10 7	13G	Page 8 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 21, 2006

DE MENEGHI HOLDINGS LIMITED By: /s/ Lorenzo De Meneghi Name: Lorenzo De Meneghi Title: President

1412425 ONTARIO LIMITED By: /s/ Lorenzo De Meneghi Name: Lorenzo De Meneghi Title: President

/s/ Lorenzo De Meneghi Lorenzo De Meneghi

/s/ Filomena De Meneghi Filomena De Meneghi

CUSIP No. 779915 10 7	13G	Page 9 of 9 Pages

JOINT FILING STATEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 21th day of February, 2006.

DE MENEGHI HOLDINGS LIMITED By: /s/ Lorenzo De Meneghi Name: Lorenzo De Meneghi Title: President

1412425 ONTARIO LIMITED By: /s/ Lorenzo De Meneghi Name: Lorenzo De Meneghi Title: President

/s/ Lorenzo De Meneghi Lorenzo De Meneghi

/s/ Filomena De Meneghi Filomena De Meneghi